Exhibit 99.1

AEGON announces offering of USD 500 million of 8.00% non-cumulative subordinated notes due 2042

AEGON announces the pricing of an offering of USD 500 million of 8.00% non-cumulative subordinated notes due 2042 in an underwritten public offering in the United States registered with the U.S. Securities Exchange Commission (SEC).

As part of the offering, AEGON has granted the underwriters a 30-day option to purchase up to an additional USD 75 million of notes to cover over-allotments. If this option is exercised in full, the gross proceeds of the offering will be USD 575 million.

The notes will bear interest at a fixed rate of 8% and will not be cumulative and are priced at 100% of their principal amount. The coupon may be cancelled under certain circumstances. The notes will be issued in denominations of USD 25. Application will be made to list the notes on the New York Stock Exchange (NYSE). The offering is expected to be settled on January 31, 2012 and the notes are expected to be admitted for trading on the NYSE within 30 days thereafter. The proceeds from the issuance of the notes will be used for general corporate purposes.

The joint book-runners for the offering of the notes are BofA Merrill Lynch, Citigroup, Morgan Stanley and Wells Fargo Securities. A prospectus may be obtained from BofA Merrill Lynch at 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department or e-mail: dg.prospectus_requests@baml.com. A prospectus may also be obtained for free by visiting the SEC website at www.sec.gov.

About AEGON

As an international life insurance, pension and asset management company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 26,000 people and have some 40 million customers across the globe.

Contact information
Media relations: Greg Tucker	Investor relations: Willem van den Berg
+31(0)70 344 8956	+31 (0)70 344 8305
877 548 9668 – toll free USA only
gcc-ir@aegon.com	ir@aegon.com
Website: www.aegon.com

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	changes in the performance of financial markets, including emerging markets, such as with regard to:

•	the frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	the effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	the frequency and severity of insured loss events;

•	changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products;

•	changes affecting interest rate levels and continuing low or rapidly changing interest rate levels; changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general;

•	increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	acts of God, acts of terrorism, acts of war and pandemics;

•	changes in the policies of central banks and/or governments;

•

lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

•

lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	the effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

•	litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	customer responsiveness to both new products and distribution channels;

•	competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•

the impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this press release. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.